CERTIFICATION BY PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Harrell Hospitality Group, Inc (the "Company") on Form 10-KSB for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the Report) and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Chief Executive Officer and Chief Financial Officer of the Company does hereby certify that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 20, 2005

By: /s/ Paul L. Barham ----------------------------

Paul L. Barham (Chief Executive Officer and Chief Financial Officer)